June 20, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Radian Group Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the Fiscal Quarter ended March 31, 2008
File No. 001-11356

Dear Mr. Rosenberg:

We have considered carefully each of the comments in your letter dated June 12, 2008, and on behalf of Radian Group Inc., I respectfully provide our responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response. References in this letter to “we,” “us,” “our” or “ours” refer to Radian Group Inc. and its consolidated subsidiaries.

As requested in your letter dated June 12, 2008, we will revise our current Form S-1 file number 333-151029 to include the disclosure set forth in response to comments five, six, seven and nine in our May 29, 2008 letter as well as in response to comments four and six below. We propose to update the S-1 by filing this information supplementally on a Current Report on Form 8-K before the Registration Statement is declared effective. In addition, we will also include this information in our future periodic reports, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, so long as such information is material.

Form 10-K for the Fiscal Year Ended December 31, 2007

C-Bass, page 92

1.	We acknowledge your response to prior comment four. If you wish to request a waiver of the requirement to provide the financial statements required under Item 3-09 of Regulation S-X, please submit this request directly to the Office of Chief Accountant for the Division of Corporation Finance, indicating why you believe this requirement is unreasonable under the circumstances. Alternatively, amend your filing to provide the required financial statements.

Jim B. Rosenberg

June 20, 2008

Response: We have received the 2007 audited financial statements of C-BASS, and we intend to amend our Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 10-K”) to include the C-BASS financials in accordance with Item 3-09 of Regulation S-X before the Registration Statement is declared effective.

Notes to Consolidated Financial Statements

Note 3. Investments, page 179

2.	We acknowledge your response to prior comment five. Please tell us if you hold investments in other securities that you guarantee besides NIMS. If so, please disclose their amount and your accounting policies relating to these investments.

Response: As of December 31, 2007, in addition to the NIMS discussed in response to prior comment five, we held in our investment portfolio three municipal fixed income securities guaranteed by our wholly-owned subsidiary, Radian Asset Assurance Inc. The aggregate market and book values of these securities were $7.3 million and $7.4 million, respectively. Our previously disclosed investment accounting policies apply to these securities. They are classified in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, as Available for Sale and changes in market value are reported in Other Comprehensive Income, except for other than temporary impairments, if present, which are reported in Net Gains (Losses) on Securities. Other than proposed disclosure in response to prior comment five, we do not propose to include additional disclosure regarding these investments, which are immaterial.

3.	We acknowledge your response to prior comment eight. Please tell us the portion of your investment portfolio insured by monoline insurance companies for which the underlying obligations are non-investment grade.

Response: We do not own any securities with underlying non-investment grade ratings that are insured by monoline insurance companies.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 – Fair Value of Financial Instruments, page 6

4.	We acknowledge your response to prior comments seven and nine. Your proposed revised disclosures consist primarily of general descriptions of the internal models. With the objective of providing insight to investors regarding how fair value is determined for each type of derivative instrument, please revise to include a description of each model.

Jim B. Rosenberg

June 20, 2008

Response: In response to your request to provide additional description regarding our fair value methodologies within the models described in our fair value footnote, we will revise the footnote in our future filings to include disclosure substantively similar to the following (disclosure included below in its entirety):

Put Options on CPS—The fair value of our put options on CPS is estimated based on the present value of the spread differential between the current market rate of issuing a perpetual preferred security and the maximum rate of a perpetual preferred security as specified in our put option agreements. In determining the current market rate, consideration is given to our current CDS spread as well as market observation of similar securities issued, when available. The spread differential is assumed to be fixed in perpetuity at the balance sheet date and the annual differential cost is discounted at our current CDS spread, adjusted for a market-implied recovery rate. These derivatives are categorized in Level III of our fair value hierarchy.

Corporate CDOs—The estimated fair value of these direct derivative financial guaranty contracts is derived from internally-generated models. The fair value of each of our Corporate CDO contracts is calculated as the net present value of the difference between the contractual premium and our estimate of the premium that a financial guarantor of similar credit quality would charge to provide the same credit protection as of the measurement date (“the fair premium”). Fair value amounts derived from our model are generated using market-based inputs to the extent available; the most significant variable used in determining the fair premium are market spreads identified through the credit default swap index (“CDX”), which is an industry standard credit default swap index. Credit spreads on individual issuers in our collateral pool are used to derive an equivalent risk tranche on the CDX index. When credit spreads on individual issuers are not available, the average credit spread of similar companies is used. Other factors that are considered before determining the equivalent risk tranche for each transaction include differences between standard CDX collateral and our tailored portfolios in terms of geographic and sector composition as well as the remaining life of the transaction. Once the equivalent risk tranche is established, observed changes in those market CDX spreads establish changes to the fair premium for each transaction. Finally, in order to adjust for our non-performance risk, we use the market-implied default probability derived from our CDS spread curve and the relative relationship between a potential underlying collateral default and potential default by us. These credit derivatives are categorized in Level III of the fair value hierarchy.

Non-Corporate CDOs—The estimated fair value of these direct financial guaranty derivative contracts relates to our guaranty of Trust Preferred Securities (“TRUPS”) CDOs, RMBS CDOs, CMBS CDOs and CDOs backed by other asset classes such as credit card receivables, municipal bonds, project finance and auto loans. Like our Corporate CDOs, the fair value of our Non-Corporate CDO contracts is calculated as the net present value of the difference between the contractual premium and our estimate of the fair premium. The fair premium is estimated using dealer quotes on similarly structured transactions or relevant market indices when available. In instances where dealer quotes are not available and market indices are not appropriate, we utilize an internal model, similar to those used by other monoline insurers, to estimate fair value. This model estimates fair values based on a market rate of return that would be required for a monoline insurer to undertake the contract risk, and utilizes an internally developed risk-based capital amount. In determining the fair premium of RMBS CDOs, and CMBS CDOs, we utilize a market spread derived from the

Jim B. Rosenberg

June 20, 2008

ABX, TABX and CMBX standard market indices that are relevant to each transaction. The spread utilized is based on the credit rating collateral in each transaction. The estimated fair values of TRUPS are derived from internally-generated models where the change in fair premium is calculated based on the weighted average CDS spread of a group of investment grade and high yield institutions whose market risk is similar to the specific financial institutions underlying our TRUPS, which do not have observable CDS spreads. These collateral CDS spreads are then used to determine the corresponding change in the spread of the tranche that our contracts insure, by developing a loss curve based on collateral CDS spreads and then using the loss curve to determine implied market spreads on our insured tranche for each transaction. Further adjustments to these spreads are then calculated for each transaction based on its remaining average life. In addition, an adjustment for our non-performance risk is incorporated in a manner similar to that described above under Corporate CDOs. These credit derivatives are categorized in Level III of the fair value hierarchy.

Assumed financial guaranty credit derivatives—In valuing these credit derivatives, we use information provided to us by our counter-parties to these reinsurance transactions, which are the primary insurers (the “primaries”) of the underlying credits, including the primaries’ fair valuations for these credits, in making our own determination of fair value. The fair value of pooled corporate CDO CDS contracts is based on internal pricing models that use the Dow Jones CDX for domestic corporate CDS and iTraxx for European corporate CDS. Each index provides price quotes for standard attachment and detachment points for contracts with maturities of three, five, seven and ten years. The quoted index price is calibrated to the typical attachment points for that type of CDS contract in order to derive the appropriate value. The value of CDS of CLO contracts is estimated with reference to the all-in LIBOR spread in the current published JP Morgan High Yield CLO Triple-A Index, which includes a credit and funding component. The models used to estimate the fair values of these instruments include a number of factors, including credit spreads, changes in interest rates, changes in correlation assumptions, current delinquencies, recovery rates and the credit ratings of referenced entities. In establishing our fair value marks for these transactions, we assess the reasonableness of the primaries’ valuations by (1) reviewing the primaries’ publicly available information regarding their mark-to-market process, including methodology and key assumptions, and (2) discussing the changes in fair value with the primaries where changes appear unusual or do not appear consistent with credit loss related information for these transactions. These credit derivatives are categorized in Level III of the fair value hierarchy.

Mortgage Insurance domestic and international CDS – The fair value of our mortgage insurance CDS are derived from quotes obtained from our counter-parties as well as current observable market data where available (including independent quotes from a nationally recognized pricing firm). The fair value estimates provided by our counterparties are based on quotes on underlying or similar collateral from market makers and other broker dealers. These credit derivatives are categorized in Level III of the fair value hierarchy.

In addition, the sensitivity analysis noted in your response is based on hypothetical changes in credit spreads on an aggregate basis, and appears to address the requirements of Item 305 of Regulation S-K. We believe that sensitivity analysis should also be provided in MD&A regarding assumptions that affect the fair value of

Jim B. Rosenberg

June 20, 2008

each major category of your derivative instruments, based on reasonably likely rather than hypothetical changes in key inputs and assumptions. Please refer to Section V of Interpretative Release 33-8350 and revise your disclosures as appropriate.

Response: In response to your request to provide sensitivity analysis in MD&A regarding assumptions that affect the fair value of each major category of our derivative instruments, based on reasonably likely rather than hypothetical changes in key inputs and assumptions, we propose to include within our Critical Accounting Policies section of MD&A in future filings disclosure substantively similar to the additional disclosures outlined above in response to this comment four, as well as the following detail with respect to each major category of derivative instruments:

Put Options on CPS—The change in fair value of these put options will fluctuate with changes in our CDS spread. As discussed above, our CDS spread has widened significantly since 2007, and given this volatility, it is difficult to predict with reasonable likelihood the magnitude of future changes. We do believe, however, that widening of our credit default swap spread is not likely to continue at the same relative level as that experienced in 2007, and that a significant tightening of the spread is reasonably possible. Our sensitivities presented, therefore, are significantly different for these two scenarios. The sensitivity of our CDS spread to our current market value, assuming as of March 31, 2008 a 300 basis point widening was approximately $2 million, while a 1000 basis point tightening would have resulted in an unrealized loss of $41 million. The put options on CPS are categorized in Level III of the fair value hierarchy.

NIMS credit derivatives and NIMS variable interest entities (“VIE”) derivative assets—Changes in our expected credit losses on NIMS could have a significant impact on our fair value estimate. The net present value of our expected credit losses was $405 million as of March 31, 2008, and represents 77.6% of our total maximum loss exposure of $522 million. Changes in the loss estimates will impact the market value directly, reduced only by the present value factor, which is dependent on the timing of the expected losses.

Corporate CDOs—Our fair value of Corporate CDOs could change significantly given changes in the CDX spread. As of March 31, 2008, a 25 basis point change in the CDX spread would have resulted in a change of approximately $27 million to our current fair value of $23.6 million, assuming our own credit default swap spread remains constant. We utilize our CDS spread curve, along with other assumptions regarding the correlation of underlying collateral default to our default as of the end of the valuation period, in order to adjust the fair market value to reflect the market’s perception of our non-performance risk. As of March 31, 2008, a 300 basis point widening in our credit default swap spread, assuming the CDX spread remains the same, would have resulted in an unrealized gain of approximately $57 million. A 1000 basis point tightening of our credit default swap spread as of March 31, 2008, assuming the CDX spread remains the same, would have resulted in an unrealized loss of $1.7 billion.

Non-Corporate CDOs—Changes in our fair values primarily result from changes in underlying collateral spreads. A 25 basis point change in underlying collateral spreads would have resulted in a change of $5 million to our fair value liability of $216.0 million as of March 31, 2008.

Jim B. Rosenberg

June 20, 2008

5.	You state that the fair value of your assumed financial guaranty credit derivatives and mortgage insurance domestic and international CDSs are based primarily on market quotes obtained from third parties, and that such instruments are not considered to be a material portion of your total risk exposure to derivative instruments. Please tell us why you believe that these instruments are not considered to be a material portion of your total risk exposure to derivative instruments. Given that these instruments comprise 20% of your total derivative liabilities at March 31, 2008, they would appear to be material to an investor.

Response: In response to your previous comment nine, our assertion that assumed financial guaranty credit derivatives and mortgage insurance domestic and international CDS (“assumed and MI CDS derivatives”) are not considered to be material to our total derivative risk exposure was presented in the context of the materiality to the sensitivity disclosures of our total derivatives. Approximately $108.2 million of the $141.5 million of the liabilities associated with the assumed and MI CDS derivatives at March 31, 2008 related to domestic CDS, which represented only 1.2% of our notional exposure to the assumed and MI CDS derivatives and only .2% of our total derivative notional exposure of $59.0 billion. As a result, only a small percentage of the assumed and MI CDS derivatives (on a notional basis) is affecting the overall market value sensitivity of our derivative instruments in total.

6.	The disclosure noted in comment five above appears to imply that third parties determine the fair value of those derivative instruments rather than management.

•	If this is not the case, please revise your disclosure to clarify.

•

In either case, please ensure that your disclosure as revised for comment four above describes the techniques and assumptions used to determine fair value. Further, while you are not required to indicate or infer that the third parties determine fair value, when you do, you must also disclose their names. If you include their names in our incorporate them by reference into a 1933 Securities Act Filing, you will also need to include their consents.

Response: The process by which management determines the fair value for these derivative instruments is set forth in our response to comment four above. While management uses information provided by our primaries or counter-parties and certain publicly available indices commonly relied upon in the industry in the determination of fair value, these elements are only some of the components of management’s valuation process and management takes full responsibility for valuing these derivatives.

Jim B. Rosenberg

June 20, 2008

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the responses to your comments or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer